AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CYNERGISTEK, INC.

FIRST.            The name of the corporation is CynergisTek, Inc. (the “Corporation”).

SECOND.The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Corporation Trust Center, Wilmington, Delaware, New Castle County, 19801.  The name of its registered agent at such address is The Corporation Trust Company.

THIRD.The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as amended.

FOURTH.The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of common stock having $0.01 par value per share (the “Common Stock”).  All rights accruing to the outstanding shares of capital stock of the Corporation shall be vested in the Common Stock.

FIFTH.The Corporation is to have perpetual existence.

SIXTH.The number of Directors shall be fixed as provided in the By-laws of the Corporation.  Any and all of the Directors may be removed, with or without cause, by the holders of a majority of the shares of Common Stock outstanding and entitled to vote for the election of Directors.

SEVENTH.In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this Certificate of Incorporation, the By-laws of the Corporation may be adopted, amended or repealed by a majority of the Board of Directors of the Corporation, but any by-laws adopted by the Board of Directors may be amended or repealed by the stockholders entitled to vote thereon.  Election of Directors need not be by written ballot.

EIGHTH.(a) To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this paragraph Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

(b) The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this paragraph Eighth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

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